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OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
(Including Associated Preferred Stock Rights)

of

Ault Incorporated

at

$2.90 Net Per Share of Commons Stock
Pursuant to the Offer to Purchase
Dated December 23, 2005

by

Lakers Acquisition Corp.

a wholly owned subsidiary of

SL Industries, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 25, 2006, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

        Lakers Acquisition Corp., a Minnesota corporation (the "Purchaser") and a wholly owned subsidiary of SL Industries, Inc., a New Jersey corporation ("SL Industries"), is offering to purchase all outstanding shares of common stock, par value $2.90 per share, of Ault Incorporated, a Minnesota corporation ("Ault"), including associated preferred stock rights issued pursuant to the Rights Agreement, dated as of February 13, 1996, by and between Ault and Norwest Bank Minnesota N.A., as amended from time to time (together, the "Shares") at $2.90 per Share, net to the seller in cash (the "Offer Price"), without interest thereon (subject to applicable withholding tax), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated December 23, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        Enclosed herewith are copies of the following documents:

  1.
  Offer to Purchase dated December 23, 2005;

  2.
  Letter of Transmittal to be used by shareholders of Ault in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may be used to tender the Shares);

  3.
  Ault's Solicitation/Recommendation Statement on Schedule 14D-9;

  4.
  A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

  5.
  Notice of Guaranteed Delivery with respect to Shares;

  6.
  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

  7.
  Return envelope addressed to American Stock Transfer & Trust Company, as the Depositary.

        The Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that represents a majority of all outstanding Shares that are not beneficially owned by Purchaser, SL Industries or their affiliates (for purposes of this Offer, Shares that are subject to the rights of Purchaser and SL Industries under a shareholders agreement with the directors and certain officers of Ault are not considered beneficially owned by Purchaser or SL Industries). The Offer is also conditioned upon, among other things, the following not occurring:

  •
  a court or other governmental authority entering or threatening any judgment, order, injunction, proceeding, action, suit, charge or decree that would make illegal or require any significant change in the terms of the acquisition of Ault by the Purchaser and SL Industries or would in any way limit the operation of Ault by Purchaser after the closing of the Merger;

  •
  any law or interpretation of existing law being proposed which would make illegal or require any significant change in the terms of the acquisition of Ault by the Purchaser and SL Industries or would in any way limit the operation of Ault by SL Industries after the closing of the Merger;

  •
  any events occurring that are reasonably likely to have a material adverse effect on the business of Ault except for effects resulting from (i) general business or economic conditions, (ii) conditions generally affecting the industry in which Ault competes, or (iii) the taking of any action contemplated by the Merger Agreement;

  •
  (i) any suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or NASDAQ, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation on the extension of credit by banks in the United States, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

  •
  any person other than Purchaser or SL Industries, having acquired or entered into an agreement to acquire 50% or more of the then outstanding Shares, or (ii) the Board of Directors of Ault or any board committee thereof having (A) withdrawn or modified, in a manner adverse to Purchaser or SL Industries, the Board of Directors of Ault's recommendation or approval by such board committee of the Offer, the Merger or the Merger Agreement, (B) approved or recommended, or proposed publicly to approve or recommend, a Company Takeover Proposal (as defined in the Offer), (C) caused Ault to enter into any agreement relating to any Company Takeover Proposal, or (D) resolved to do any of the foregoing;

  •
  the representations and warranties of Ault set forth in the Merger Agreement not being true and correct in all material respects;

  •
  Ault failing to perform any obligation to be performed with by it under the Merger Agreement;

  •
  the Merger Agreement being terminated in accordance with its terms;

  •
  Purchaser and SL Industries having agreed that Purchaser terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

  •
  any one or more of the representations and warranties related to legal requirements applicable to the Offer and the Merger or the amendment of Ault's Rights Agreement to facilitate the Merger being breached in any respect or are inaccurate in any respect;

  •
  any non-competition or similar obligations of Ault being reasonably expected to prohibit or restrict SL Industries or any of SL Industries' subsidiaries from developing, manufacturing, marketing or selling any of the current products of SL Industries or its subsidiaries or any products of SL Industries or its subsidiaries currently in design or development; or

  •
  there shall have been instituted or pending any shareholder derivative litigation or shareholder class action litigation against Ault, its subsidiaries or its executive officers or directors.

        We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on January 25, 2006, unless extended. The Board of Directors of Ault has unanimously approved and adopted the Merger Agreement (as defined herein) and the transactions contemplated thereby and determined that the Offer and the Merger (as defined herein) are advisable and fair to and in the best interests of Ault and its shareholders. Accordingly, the Board of Directors of Ault unanimously recommends that the shareholders tender their Shares pursuant to the Offer.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 16, 2005 (the "Merger Agreement"), by and among SL Industries, the Purchaser and Ault pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Ault, with Ault surviving the Merger as a wholly owned subsidiary of SL Industries (the "Merger"). At the effective time of the Merger, each outstanding Share (other than Shares owned by SL Industries, the Purchaser or by shareholders, if any, who are entitled to and properly exercise dissenters' rights under Minnesota law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon, as set forth in the Merger Agreement and as described in the Offer to Purchase.

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share Certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3 of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

        Neither the Purchaser nor SL Industries will pay any fees or commissions to any broker or dealer or other in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed Offering materials to your customers.

        Questions may be directed to us at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, SL INDUSTRIES, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

Very truly yours,
SL Industries, Inc.

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OFFER TO PURCHASE FOR CASH All Outstanding Shares of Common Stock (Including Associated Preferred Stock Rights) of Ault Incorporated at $2.90 Net Per Share of Commons Stock Pursuant to the Offer to Purchase Dated December 23, 2005 by Lakers Acquisition Corp. a wholly owned subsidiary of SL Industries, Inc.